February 6, 2006

Euan S. Thomson, Ph.D.
Chief Executive Officer
Accuray Incorporated
1310 Chesapeake Terrace
Sunnyvale California 94089

> **Re:** **Accuray Incorporated**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed February 5, 2007**
> **File No. 333-138662**

Dear Dr. Thomson:

We have the following comments to your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Principal and Selling Stockholders, page 112

1.   We reissue our prior comment 3 with respect to Kingland Overseas Development Inc.

Exhibit 5.1

2.   The opinion opines as to only 7,333,333 of the 15,333,333 shares registered by your registration statement. Please obtain an opinion of counsel that covers all such shares.

3.   The opinion references an underwriting agreement "most recently filed as an exhibit to the registration statement." As of the date of the opinion you have not filed this agreement as an exhibit. Please obtain an opinion of counsel that contains the correct reference.

4.   The opinion states that "[i]n rendering the foregoing opinion, we have assumed that the Company will comply with all applicable notice requirements regarding uncertificated shares provided in the Delaware General Corporation Law." Please tell us why you believe this is a necessary and appropriate assumption for your opinion.

5.   The opinion states in the penultimate paragraph that the opinions are subject to the effects of bankruptcy and principles of equity. Please tell us why this paragraph is necessary and appropriate for an equity offering.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        You may contact Kristin Lochhead at (202) 551-3664 or in her absence, Brian Cascio at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3444 with any other questions.

                                                Sincerely,

                                                Perry Hindin
                                                Special Counsel

cc: Michael W. Hall, Esq.
        Laura I. Bushnell, Esq.
        Jean-Marc Corredor, Esq.